Exhibit 99.1

Nano-Dimension Ltd.

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2020

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position as at

(In thousands of USD)

	June 30,		December 31,
	2019	2020	2019(*)

Assets
Cash and cash equivalents	5,290	39,665	3,894
Bank deposits	-	9,800	-
Restricted deposits	31	60	31
Trade receivables	1,174	541	1,816
Other receivables	573	503	570
Inventory	3,967	3,956	3,543
Total current assets	11,035	54,525	9,854

Restricted deposits	351	376	377
Property plant and equipment, net	5,350	4,391	4,743
Right of use asset	1,640	2,258	2,673
Intangible assets	5,597	4,826	5,211
Total non-current assets	12,938	11,851	13,004
Total assets	23,973	66,376	22,858

Liabilities
Trade payables	819	669	850
Other payables	3,153	3,678	3,575
Total current liabilities	3,972	4,347	4,425

Liability in respect of government grants	867	892	1,044
Lease liability	1,273	1,699	2,089
Liability in respect of warrants, rights to purchase and convertible notes	2,804	1,834	3,698
Total non-current liabilities	4,944	4,425	6,831
Total liabilities	8,916	8,772	11,256

Equity
Share capital	5,559	66,236	6,441
Share premium and capital reserves	63,850	61,748	65,202
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(54,274)	(70,302)	(59,963)
Total equity	15,057	57,604	11,602
Total liabilities and equity	23,973	66,376	22,858

(*)	The December 31, 2019 balances were derived from the Company’s audited annual financial statements.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,
	2019	2020

Revenues	2,850	990

Cost of revenues	1,959	589

Cost of revenues - amortization of intangible	386	386

Total cost of revenues	2,345	975

Gross profit	505	15

Research and development expenses, net	4,474	3,597

Sales and marketing expenses	2,871	1,749

General and administrative expenses	1,590	1,943

Operating loss	(8,430)	(7,274)

Finance income	7,317	130

Finance expense	1,551	3,195

Total comprehensive loss	(2,664)	(10,339)

Basic and diluted loss per share (USD) (after 1:50 reverse split effective June 29, 2020- see note 7)	(0.82)	(0.55)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the six months ended June 30, 2020:
Balance as of January 1, 2020	6,441	65,202	(1,509)	1,431	(59,963)	11,602
Issuance of ordinary shares, net	55,512	(9,743)	--	--	--	45,769
Conversion of convertible notes	2,013	(78)	--	--	--	1,935
Exercise of warrants and options	2,270	2,883	--	--	--	5,153
Share-based payments	--	3,484	--	--	--	3,484
Net loss	--	--	--	--	(10,339)	(10,339)

Balance as of June 30, 2020	66,236	61,748	(1,509)	1,431	(70,302)	57,604

For the six months ended June 30, 2019:

Balance as of January 1, 2019	3,291	63,969	(1,509)	1,431	(51,610)	15,572

Issuance of ordinary shares, net	2,216	(632)	--	--	--	1,584
Exercise of rights to purchase	52	311	--	--	--	363
Share-based payments	--	202	--	--	--	202
Net loss	--	--	--	--	(2,664)	(2,664)

Balance as of June 30, 2019	5,559	63,850	(1,509)	1,431	(54,274)	15,057

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flow

(In thousands of USD)

	For the six months ended June 30,
	2019	2020
Cash flow from operating activities
Net loss	(2,664)	(10,339)

Adjustments:

Depreciation and amortization	1,336	1,291
Changes in liability in respect of government grants	(2)	(2)
Revaluation of financial liabilities accounted at fair value	(7,316)	3,023
Issuance expenses recognized as finance expense	1,224	-
Financing expenses (income)	268	(17)
Loss from disposal and sale of fixed assets	17	-
Share-based payments	193	945
	(4,280)	5,240
Changes in assets and liabilities:
Increase in inventory	(1,223)	(410)
Decrease (increase) in other receivables	(3)	67
Decrease in trade receivables	139	1,275
Increase in other payables	333	113
Decrease in trade payables	(599)	(172)
	(1,353)	873
Net cash used in operating activities	(8,297)	(4,226)

Cash flow from investing activities
Increase in bank deposits	-	(9,800)
Increase in restricted deposits	(14)	(28)
Acquisition of property plant and equipment	(316)	(152)
Proceeds from sale of fixed assets	-	2
Net cash used in investing activities	(330)	(9,978)

Cash flow from financing activities
Proceeds from issuance of ordinary shares, warrants and rights to purchase, net	10,561	48,307
Lease payments	(534)	(528)
Proceeds from exercise of warrants and rights to purchase	282	2,200
Amounts recognized in respect of government grants liability, net	(96)	(107)
Net cash provided by financing activities	10,213	49,872

Increase in cash and cash equivalents	1,586	35,668
Cash and cash equivalents at beginning of the period	3,753	3,894
Effect of exchange rate fluctuations on cash	(49)	103
Cash and cash equivalents at end of period	5,290	39,665

Non-cash transactions:
Property plant and equipment acquired on credit	3	5
Conversion of warrants to equity not for cash	81	2,953

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

a.

Reporting entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2020 comprise the Company and its subsidiaries in Israel, in the United States and in Hong Kong (together referred to as the “Group”). The Company engages, by means of the subsidiary Nano Dimension Technologies Ltd. (“Nano–Technologies”), in the development and commercialization of a three-dimensional (3D) printer and nanotechnology based conductive and dielectric inks, which are supplementary products to the 3D printer. Since March 2016, American Depositary Shares (“ADSs”) representing the Company’s ordinary shares have been trading on the Nasdaq Capital Market.

b.	Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. Starting in the fourth quarter of 2017, the Group began to commercialize its products and has generated revenues, mainly from sales of its 3D printers. The Group’s ability to generate revenue and achieve profitability depends on its ability to successfully commercialize its products.

Note 2 - Basis of Presentation

a.

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2019 (the “Annual Financial Statements”).

These condensed consolidated interim financial statements as at and for the six months ended June 30, 2020 were authorized for issuance by the Company’s Board of Directors on October 19, 2020.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 2 - Basis of Presentation (Cont’d)

b.

Use of Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Note 3 – Material Events During the Reporting Period

a.	Effective January 2, 2020, Mr. Yoav Stern was appointed as President and Chief Executive Officer (“CEO”) of the Company. He succeeded the co-founder and former CEO, Amit Dror, who took the executive role of Customer Success Officer reporting directly to Mr. Stern.

b.	In February 2020, the Company issued, pursuant to a public offering in the United States, an aggregate of 2,333,000 ADSs and 116,650 non-tradable warrants to the underwriters (exercisable into 116,650 ADSs). Also, in February 2020, the underwriters partly exercised their over-allotment option to purchase an additional 255,318 ADSs and 12,766 non-tradable warrants to the underwriters (exercisable into 12,766 ADSs), bringing the total gross proceeds from the offering to approximately $3,882,000, before deducting underwriting discounts and commissions and other offering-related expenses.

c.	Pursuant to a securities purchase agreement dated August 30, 2019, in September 2019, the Company issued convertible notes, with an aggregate principal amount of approximately $4.3 million and undertook to issue an additional approximately $2.7 million of notes to be received in two subsequent closings. See note 11.B.4 to the Annual Financial Statements. During 2019, approximately $1.8 million of convertible notes were converted into ADSs. During 2020 and prior to February 4, 2020, an aggregate of approximately $0.2 million of convertible notes were converted into ADSs. On February 4, 2020, the Company decreased the conversion price of approximately 85% of the convertible notes to $1.74 per ADS, and in consideration of the reduced conversion price, the holders of such convertible notes agreed to convert such convertible notes into ADSs concurrently with the closing of the offering mentioned in Note 3.b above. Additionally, the Company agreed to amend the exercise price under the warrants issued to such investors to $1.914 per ADS, and the Company and the investors agreed to terminate substantially all remaining obligations, including the two subsequent closings.

d.	In April 2020, the Company issued, pursuant to a public offering in the United States, an aggregate of 17,428,000 ADSs, 430,000 pre-funded warrants (exercisable into 430,000 ADSs) and 892,900 non-tradable warrants to the underwriters (exercisable into 892,900 ADSs). Also, in April 2020, the underwriters partly exercised their over-allotment option to purchase an additional 1,204,114 ADSs and 60,206 non-tradable warrants to the underwriters (exercisable into 60,206 ADSs), bringing the total gross proceeds from the offering to approximately $13,343,000, before deducting underwriting discounts and commissions and other offering-related expenses. In May 2020, the pre-funded warrants were exercised.

e.	In May 2020, the Company issued, pursuant to a public offering in the United States, an aggregate of 17,950,000 ADSs and 897,500 non-tradable warrants to the underwriters (exercisable into 897,500 ADSs). The total gross proceeds from the offering were approximately $35,900,000, before deducting underwriting discounts and commissions and other offering-related expenses.

f.

Following the outbreak of the coronavirus (COVID-19) in China in December 2019, and it reaching many other countries as well at the beginning of 2020, there was a decrease in economic activity in many areas around the world, including Israel, the U.S., Europe and Asia-Pacific. The spread of the virus has led, inter alia, to a decrease in global transportation, restrictions on travel and work that were announced by the State of Israel and other countries around the world. As a result of the COVID-19 pandemic’s global effects, many entities held-off on capital expenses; thus, the Company witnessed a significant decrease in the Group's revenues from the first quarter of 2020.

Since this event is not under the control of the Group, the Group is continuing to regularly follow the changes on the markets in Israel and the world and is examining the mid- and long- term effects on the business results of the Group.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 4 - Share-Based Payments

a.	In March 2020, the Company issued options to purchase 294,828 ADSs to Yoav Stern, the Company’s CEO, with an exercise price of $1.09 per ADS. 99.9% of the options vest at the grant date, and the remaining options will vest 3 years after the grant date. See also note 9.b regarding forfeiting of those options after the reporting date.

b.	In May and June 2020, the Company issued options to purchase 3,247,000 ADSs to employees, consultants and officers of the Company at an exercise price of $0.70 per ADS. In addition, the Company issued 778,000 restricted share units to employees of the Company. The share options and restricted share units vest over a period of three years.

c.	The fair value of the aforesaid share options was estimated on the grant date using the Black-Scholes-Merton option pricing model. The following is the data used in determining the fair value of the share options:

	Options- CEO	Options- Employees, Officers, Consultants	RSUs- Employees
Grant Month	March	May, June	May, June
Number of share options granted (ADSs)	294,828	3,247,000	778,000
Fair value at the grant date (thousands of USD)	182	4,254	2,065
Range of share price (USD)	1.09	0.839 – 2.67	2.12 – 2.67
Range of exercise price (USD)	1.09	0.70	0
Range of expected share price volatility	63.43%	67.77%-80.57%	NA
Range of estimated life (years)	7	4.00-7.00	NA
Range of weighted average of risk-free interest rate	0.36%	0.362%-0.625%	NA
Expected dividend yield	--	--	--

Expenses in the amount of $945,000 were recognized as a salary expense in the six month period ended June 30, 2020 ($193,000 in the six month period ended June 30, 2019).

d.	Regarding additional share-based payment transactions after the reporting date, see Note 9.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on a temporal basis, using valuation methodology in accordance with the fair value hierarchy level as defined below.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments
●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
●	Level 3: inputs that are not based on observable market data (unobservable inputs)

In February 2020, as a result of changes to the terms of the warrants issued pursuant to a securities purchase agreement dated August 30, 2019 (see note 3.c), the fair value measurement of those warrants has changed from level 3 to level 2.

As of June 30, 2020, the Company had a long term financial liability in respect to warrants in the amount of $1,834,000, measured in level 2.

Details regarding fair value measurement at Level 2

The fair value of the warrants was measured using the Black-Scholes model. The following inputs were used to determine the fair value:

Expected term of warrant (1) – 3.6 to 4.18 years.

Expected volatility (2) – 103.1% to 110%.

Risk-free rate (3) – 0.25% to 0.3%.

Expected dividend yield – 0%.

(1)	Based on contractual terms.
(2)	Based on the historical volatility of the Company’s ordinary shares and ADSs.
(3)	Based on traded zero-coupon U.S. treasury bonds with maturity equal to expected terms.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

	June 30,
	2019	2020
	Thousands USD	Thousands USD
Trade receivables	1,174	515
Contract assets	-	26
Contract liabilities	766	917

The contract liabilities primarily relate to the advance consideration received from customers for contracts containing yearly warranty services. The revenue is recognized on a straight line basis over the contract period.

In the following tables, the Group’s revenue is disaggregated by major products, primary geographical market and timing of revenue recognition.

Revenues per major products:

	For the six-month Ended June 30
	2019	2020
	Thousands USD	Thousands USD

Consumables	222	265
Printing services	-	52
Sales of printers	2,577	673
Total	2,799	990
Printers rental	51	-
Total revenues	2,850	990

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues (Cont’d)

Revenues per geographical locations:

	For the six-month Ended June 30
	2019	2020
	Thousands USD	Thousands USD
U.S.	1,040	582
Asia Pacific	639	117
Europe and Israel	1,171	291
Total revenues	2,850	990

Revenues per timing of revenue recognition:

	For the six-month Ended June 30
	2019	2020
	Thousands USD	Thousands USD
Goods and services transferred over time	327	273
Goods transferred at a point in time	2,523	717
Total revenues	2,850	990

Note 7 – Capital and Reserves

Share capital and share premium

During the period the Group recognized the following amounts within share capital and share premium:

For the six months ended
June 30, 2020
Thousands USD
Issued for cash, net of issuance expenses	45,769
Conversion of convertible notes into ordinary shares during the period	1,935
Exercise of warrants and options into ordinary shares during the period	5,153
Total	52,857

Issuance expenses of $7,357,000 are presented as a deduction from equity.

Following the approval of its shareholders on April 16, 2020, the Board of Directors of the Company approved a 1-for-50 reverse split of the Company’s share capital. The implementation of the reverse split resulted in a reduction in the issued and outstanding ordinary shares, and the increase of the par value per ordinary share from NIS 0.10 to NIS 5.00 per ordinary share. Concurrently with the reverse split, the Company effected a corresponding change in the ratio of ordinary shares to each of the Company’s ADSs, such that its ratio of ADSs to ordinary shares has changed from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. The effective date of this reverse split was June 29, 2020. All options and warrants of the Company outstanding immediately prior to the reverse split were appropriately adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable by 50 and multiplying the exercise price thereof by 50, as a result of the reverse split. All the figures in these financial statements relating to share capital were appropriately adjusted to reflect the above mentioned reverse split.

Convertible notes

In January, February and March 2020, approximately $2.5 million of convertible notes were converted into 1,394,922 ordinary shares of NIS 5.00 par value per share. For more information on the conversion of convertible notes during the reporting period, see note 3.c.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 - Related and Interested Parties

A. Transactions with key management personnel

Benefits to key management personnel

Key management personnel received benefits in the amount of $1,332,000 during the six month period ended June 30, 2020 (in the six month period ended June 30, 2019: $567,000) in the form of short-term employee benefits and share-based payments.

B. Other transactions with related and interested parties

For transactions with related parties after the reporting date, see note 9 below.

Note 9 - Events after the Reporting Date

a.	On July 7, 2020, following approval of the general meeting of the Company’s shareholders, the Company granted options to purchase 1,440,000 ADSs to officers and directors of the Company at an exercise price of $0.70 per ADS.

b.	Following approval of the general meeting of the Company’s shareholders from July 7, 2020, the Company issued 6,880,402 warrants to purchase 6,880,402 ADSs to the Company’s CEO and President, Mr. Yoav Stern, for consideration of $150,000. The warrants have an exercise price of $0.75 per ADS, will vest over a period of two and a half years and will expire after 7 years. Simultaneously with the issuance of the warrants, Mr. Stern forfeited options to purchase 581,000 ADSs, previously granted to him. In addition, as long as Mr. Stern is employed by the Company or is a member of the Company’s board of directors, Mr. Stern may invest an additional amount up to $50,000 to buy Series B Warrants, in an amount equal to 10% of the Company’s fully diluted capital. The exercise price per ADS under the Series B Warrants will be the average of the daily volume weighted average price of the ADSs for the 10 consecutive trading days ending on the trading day that is immediately prior to the date of the applicable notice to purchase the Series B Warrants. The Company is examining the accounting treatment for the above mentioned warrants, and it currently estimates that the grant of the warrants will be treated as a modification of the terms of equity instruments under International Financial Reporting Standard No. 2. Based on a preliminary estimation, the fair value of the grant that will be recorded as share-based compensation expenses is expected to be in the range of $15 million to $20 million and is subject to further accounting examination. In the same general meeting, the Company’s shareholders approved the terms of compensation of the Company’s CEO and President.

c.	On August 12, 2020, the Company issued options to purchase 93,000 ADSs to employees of the Company at an exercise price of $0.70 per ADS. In addition, the Company issued 481,000 restricted share units to employees of the Company.

d.	On September 6, 2020, the Company issued 1,500,000 warrants to purchase 1,500,000 ADSs to the Company’s director, Mr. Yaron Eitan, in consideration of $150,000. The warrants have an exercise price of $2.25 per ADS, will vest over a period of three years and will expire after 7 years.

e.	On September 29, 2020, the Company issued options to purchase 1,000,000 ADSs to employees and officers of the Company at an exercise price of $1.58 per ADS. In addition, the Company issued 100,000 restricted share units to employees of the Company.

f.	In October 2020, the Company issued, pursuant to a public offering in the United States, an aggregate of 7,356,521 ADSs and 367,826 non-tradable warrants to the underwriters (exercisable into 367,826 ADSs). The total gross proceeds from the offering were approximately $16,900,000, before deducting underwriting discounts and commissions and other offering-related expenses.